Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to the Registration Statement of Creative Realities, Inc. (the “Company”) on Form S-1/A (No. 333-209487) to be filed on or about May 13, 2016 of our report dated April 4, 2016, on our audit of the consolidated financial statements as of December 31, 2015 and for the year then ended, which report was included in the Annual Report on Form 10-K filed April 4, 2016. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-1.

/s/ EisnerAmper LLP

Iselin, New Jersey

May 13, 2016